Via EDGAR
1 HSN Drive
St. Petersburg, FL 33729
(727) 872-1000
July 6, 2016

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. William H. Thompson

Re:     HSN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K
Filed May 4, 2016
File No. 001-34061

Dear Mr. Thompson:

On behalf of HSN, Inc. (the "Company"), the following are responses to the comments of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") received by letter dated June 6, 2016 with respect to the Form 10-K for the fiscal year ended December 31, 2015 filed on February 24, 2016 and with respect to the Form 8-K filed on May 4, 2016. The Staff's comments and the Company's responses thereto are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition. . ., page 20

1. We note from the remarks made by your chief executive officer in your May 4, 2016 earnings call that “[2016] began with some extreme volatility in retail as the climate continued from 2015” and “the entire retail environment is going through a tremendous amount of change and volatility. . . .” In future filings, please ensure that your MD&A includes a discussion and analysis of management’s views regarding any known trends or uncertainties that have had or that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 for further guidance. Please show us what this disclosure will look like.

Response: We acknowledge the Staff’s comment and we advise the Staff that we plan in future filings to provide additional discussion and analysis of management’s views regarding known trends or uncertainties that have had or that we reasonably expect will have a materially favorable or unfavorable impact on our operating results and financial condition.
For example, the following is an illustration of anticipated future disclosures to be included in Management’s Discussion and Analysis of Financial Condition:

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“The consumer and retail environment became more volatile throughout 2015, a trend we expect to continue into 2016. The competitive marketplace and unseasonably warm weather contributed to softer sales results in the latter half of 2015 resulting in heightened promotional activity. This also led to excess inventories in certain categories which could negatively impact gross margins in 2016 as we expect to continue a promotional cadence to stimulate sales demand.”

Notes To Consolidated Financial Statements

Note 6-Segment Information, page 47

2. We note you disclose the percentage of product sales from four product categories for HSN and two product categories for Cornerstone in Management’s Discussion and Analysis of Operations on page 22. Please explain to us why it is impracticable to disclose revenues by product in accordance with ASC 280-10-50-40.

Response: We respectfully advise the Staff that providing the disclosure of revenues from external customers for each product and service or each group of similar products and services is impracticable, as the information is not currently available. The disclosure we provided in Management’s Discussion and Analysis on page 22 of the Form 10-K related to Cornerstone’s net sales does not provide revenues by product, per se, but rather represents the net sales by the “home brand” and the “apparel brand” entities within the Cornerstone segment. For purposes of clarity, Cornerstone categorizes Frontgate, Grandin Road, Ballard Designs and Improvements as “home brands;” and Garnet Hill, TravelSmith and Chasing Fireflies as “apparel brands.” Although the home brand and the apparel brand entities within the Cornerstone segment primarily sell products of that category (e.g., the apparel brands primarily sell products that could be categorized as apparel & accessories), the brands also sell products from other product categories, to a lesser extent. Within our Cornerstone segment, certain significant components of net sales such as shipping and handling revenue, product discounts and sales returns are accounted for at the brand level, and not at the product category level, making disclosure of GAAP revenue by group of similar products impracticable.

Note 7-Long-Term Debt, page 49

3. We note your Credit Agreement contains covenants that limit your ability to pay dividends. Please describe the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Regulation S-X 4-08(e)(1).

Response: The Company’s Credit Agreement contains provisions that limit the ability of the Company to make Restricted Payments. The definition of Restricted Payments includes cash dividends, distribution of other property, repurchase of the Company’s common stock, prepayment or redemption of debt, etc. The Credit Agreement provides that so long as the Company’s leverage ratio is below 3:00x after giving pro forma effect to any proposed Restricted Payments, the amount of such Restricted Payments are not limited. In the event the Company’s leverage ratio is equal to or greater than 3:00x or after giving pro forma effect to any proposed Restricted Payments, then such Restricted Payments are limited to $150 million in any such fiscal year. The current cash dividend of $1.40 annually per share represents a restricted payment of approximately $73.2 million.

In future filings the Company will expand its Long-Term Debt footnote disclosure to include disclosure along the lines described in the paragraph above.

Form 8-K filed May 4, 2016

4. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We note you present non-GAAP financial measures related to HSNi in the bullet points just below your headline of the earnings release while omitting comparable GAAP measures. We also note the non-GAAP financial measures included in the tabular presentation of HSNi’s Summary Results and Key Operating Metrics and the related discussion precedes the most directly comparable GAAP measures. As such, it appears that you are presenting the non-GAAP financial measures more prominently than the most directly comparable GAAP financial measures. We believe that these presentations will need to be revised in your next earnings release in light of the new guidance.

Response: After referring to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, we agree with the Staff that certain non-GAAP financial measures will need to be presented differently. In the future, including in our Form 8-K furnished in accordance with Item 2.02 for the quarter ended June 30, 2016, we will disclose GAAP financial measures with equal or greater prominence to the non-GAAP financial measures in accordance with Item 10(e)(1)(i)(A) and the Compliance and Disclosure Interpretations issued on May 17, 2016.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response. Please contact Michael Attinella at 727-872-7609 if you have any questions regarding our response.

Sincerely,

/s/ Judy A. Schmeling
Judy A. Schmeling
Chief Operating Officer and Chief Financial Officer

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